                                                                    EXHIBIT 99.1

                                OZEMAIL LIMITED
                        COMPUTATION OF NET LOSS PER ADS

                      (in thousands, except per ADS data)

                                  (Unaudited)



                                                                     THREE MONTHS ENDED MARCH 31,
                                                                      1997                  1998
Net loss                                                                 A$(316)            A$ (4,271)
                                                              -----------------       ---------------
Shares used in share computation -
Common Stock shares outstanding (weighted average)
 representing Ordinary Shares used in the computation of
 basic earnings per share                                               103,500               114,072
Effect of dilutive stock options                                              -                     -
Shares used in computation of diluted earnings per share
                                                                        103,500               114,072
                                                              -----------------       ---------------
Diluted earnings per ADS (1)                                           A$ (0.03)             A$ (0.37)
                                                              =================       ===============
Basic earnings per ADS (1)                                             A$ (0.03)             A$ (0.37)
                                                              =================       ===============

(1) Following a ten for one stock split in September 1997, one ADS represents ten Ordinary Shares with a par value of A$0.004.


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